

July 26, 2010

Bradford R. Rich
Executive Vice President and Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

 Re: SkyWest, Inc.
 File Number 000-14719
 Form 10-K: For the Fiscal Year Ended December 31, 2009
 Definitive Proxy Statement on Schedule 14A

Dear Mr. Rich:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 Sincerely,

 Michelle Lacko
 Attorney-Advisor